Room 4561

June 28, 2006

Mr. A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue
25th Floor
New York, New York 10022

> **Re: Scientific Games Corporation**
> **Form 10-K for the Year Ended December 31, 2004**
> **Filed March 16, 2005**
> **Form 8-K filed November 4, 2005**
> **File No. 0-13063**

Dear Mr. Weil,

We have reviewed your response to our letter dated February 17, 2006 in connection with the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data

Note 1. Description of the Business and Summary of Significant Accounting Policies

(k) Revenue Recognition, page 66

1. We note your response to our previous comments 2 and 5 where you indicate that you establish vendor-specific objective evidence (VSOE) of fair value for post-

contract customer support ("PCS") based on the stated renewal approach, or the price a customer will be required to pay when it is sold separately. Tell us how you considered paragraph 10 of SOP 97-2 in establishing VSOE of fair value. In your response please address the following with regard to each type of contract where you use stated PCS renewal rates to establish VSOE:

- o For any arrangements where the PCS has not been sold separately tell us how you concluded that it is probable that the price for PCS will not change from the renewal amount stated in the contract.

- o Confirm to us that your contracted renewal rates are substantiated by actual renewals and are not renegotiated or materially changed.

- o Tell us the amounts, or range of amounts, stated in your contracts for renewal rates in absolute dollars and as a percentage of the total arrangement consideration.

- o For each of your arrangements that recognize revenue under the percentage of completion, i.e. sale of lottery systems, perpetual licensing of customized lottery software, sale of pari-mutuel wagering systems, perpetual licensing of customized pari-mutuel software, tell us what consideration you have given to the disclosures recommended by Appendix C of SoP 81-1.

2. We note your response to prior comment 3 in your letter dated March 29, 2006 and your response to comment 7 in your letter dated October 27, 2005. The liquidated damages are outside of the scope of FTB 90-1 which addresses extended warranty and product maintenance contracts. The damages are incurred after the execution of the contract and are therefore not direct contract acquisition costs as described in paragraph 4 of FTB 90-1. You indicate in your response that certain elements of the installation costs, which relate to the missed milestone events, are analogous to contract accounting. Since the liquidated damages are incurred to compensate your customer for missed milestones under a contract accounting model the relevant accounting model to account for these costs appears to be SoP 97-2 paragraphs 74-91 and SoP 81-1. We do not see the basis for viewing these damages as costs related to reducing revenues during the period of providing ongoing services. Those services are provided beyond the completion of the installation part of the contract and are unrelated to installation milestones presumably accounted for under a contract accounting model. The revenue recognition accounting model that the liquidating damages relate to are the installation efforts accounted for under SoP 81-1 contract accounting and it appears to the staff that these costs should be expensed in the period incurred.

3. Regarding your software system sales arrangements tell us why paragraph 12 of SoP 97-2 is the appropriate revenue guidance for the hardware product services for point of sale terminals and computer hardware.

4. Tell us how you recognize service or warranty revenues related to terminal sales contracts if any. Tell is if you apply FTB 90-1 for extended warranty and maintenance agreements for these or any other hardware offerings.

Form 8-K, filed March 1, 2006

Item 2.02 Results of Operations and Financial Condition

5. We note your response to our prior comment 8 where you indicate that you revised disclosures accordingly in the Form 8-K filed March 1, 2006. Please explain to the Staff how your revised disclosures address Questions 8, 9 and 11 of the Division's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" issued June 13, 2003. For example please explain and/or disclose the following:

   o The material limitations associated with each measure or the manner in which management compensates for such limitations.

   o Explain the nature and amounts comprising the "other expense" added back to the fourth quarters and fiscal years EBITDA for 2004 and 2005.

   o Explain the nature of the fourth quarters and fiscal years 2004 and 2005 additions for Racing, Lottery and Corporate unusual charges to arrive at "adjusted EBITDA."

   o Explain the relationship both by nature and amounts of the fourth quarter items disclosed on page 2 of the press release to the adjustment amounts noted in your "reconciliation of net income before preferred stock dividends to adjusted EBITDA" and your "calculation of non-GAAP adjusted net income" on page 13. Explain why these charges are considered unusual and "not directly attributable to your underlying operating performance."

   o For each of the fourth quarter amounts of "other expense" and "unusual charges" on page 13 please explain the basis for recordation in the fourth quarters of fiscal 2004 and 2005.

   o Please explain why you have not reconciled the diluted non-GAAP adjusted net income available to common stockholders per share to diluted GAAP EPS.

If applicable, please tell us how you plan to address the foregoing matters in a revised filing(s).

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or the undersigned at (202) 551-3730 if you have any questions regarding these comments.

Very truly yours,

Craig Wilson
Senior Assistant Chief Accountant